UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                          Yonkers Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   986 073 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard F. Komosinski
                        c/o Yonkers Financial Corporation
                   6 Executive Plaza, Yonkers, New York 20814
                                 (914) 965-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 986 073 104                                   13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
         (ENTITIES ONLY)
--------------------------------------------------------------------------------
         Richard F. Komosinski


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
--------------------------------------------------------------------------------
         (a) [   ]  (b) [ X ]


3        SEC USE ONLY
--------------------------------------------------------------------------------



4        SOURCE OF FUNDS
--------------------------------------------------------------------------------
         PF, OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [   ]
--------------------------------------------------------------------------------


6        CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
         United States



NUMBER OF         7  SOLE VOTING POWER
SHARES            ----------------------------
BENEFICIALLY         105,263
OWNED BY
EACH              8  SHARED VOTING POWER
REPORTING         ----------------------------
PERSON WITH          22,726

                  9  SOLE DISPOSITIVE POWER
                  ----------------------------
                     105,263

                  10 SHARED DISPOSITIVE POWER
                  ----------------------------
                     6,537


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
--------------------------------------------------------------------------------
         127,989

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [   ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
         5.57%

14       TYPE OF REPORTING PERSON
--------------------------------------------------------------------------------
         IN

                                     2 of 6

Item 1.     Security and Issuer

            The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Yonkers Financial Corporation (the "Company"), located at 6 Executive Plaza, Yonkers, New York 10701.

Item 2.     Identity and Background

            The name and business address of the person filing this statement is Richard F. Komosinski, c/o Yonkers Financial Corporation, 6 Executive Plaza, Yonkers, New York 10701. Mr. Komosinski is a director and President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, The Yonkers Savings and Loan Association, FA (the "Association"), at the address stated above. During the last five years, Mr. Komosinski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

            Mr. Komosinski is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

            Mr. Komosinski has acquired beneficial ownership of 127,989 shares of Common Stock as follows:

           (i)   2,354 shares purchased by Mr. Komosinski using personal funds;

           (ii) 28,566 shares awarded as restricted stock under the Company's 1996 Management Recognition Plan (the "MRP") to Mr. Komosinski in consideration for his service as a director and officer of the Company and the Association which are now vested (does not include 7,141 shares of unvested restricted stock awarded under the MRP which are scheduled to vest on October 30,
                  2001);

           (iii) 68,559 shares underlying unexercised stock options awarded to Mr. Komosinski in consideration for his service as a director and officer of the Company and the Association which are currently exercisable (does not include 17,739 shares underlying currently unexercisable stock options which are scheduled to become exercisable on October 30, 2001);

           (iv) 5,784 shares held in Mr. Komosinski's account under the Association's 401(k) plan purchased by him pursuant to that plan;

           (v) 13,661 shares allocated to Mr. Komosinski's account under the Company's Employee Stock Ownership Plan ("ESOP");

           (vi) 6,217 shares purchased by Arline Komosinski, Mr. Komosinski's wife, using personal funds;

           (vii)  25  shares   acquired   by  gift  by  Lori   Komosinski,   Mr.
                  Komosinski's daughter;

           (viii) 25 shares  acquired  by  gift  by  Steven   Komosinski,   Mr.
                  Komosinski's son;

           (ix) 270 shares held in Steven Komosinski's account under the Association's 401(k) plan purchased by him pursuant to that plan; and

           (x)    2,528 shares allocated to Steven Komosinski's ESOP account.

                                     3 of 6

Item 4.     Purpose of Transaction

            Except with respect to the ESOP allocations and stock options and shares of restricted stock awarded to Mr. Komosinski by the Company as compensation, all of the shares purchased and/or acquired by Mr. Komosinski are for investment purposes. Mr. Komosinski may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As a director and President and Chief Executive Officer of the Company, Mr. Komosinski regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

            Except as noted above or in public filings by the Company, Mr. Komosinski has no plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

            The aggregate number of shares of Common Stock beneficially owned by Mr. Komosinski as of the date of this filing is 127,989 shares, representing 5.57% of the shares of Common Stock outstanding. Mr. Komosinski has sole voting and dispositive powers over 105,263 of these shares which include 68,559 shares subject to currently exercisable stock options and 5,784 shares held in Mr. Komosinski's 401(k) plan account. Mr. Komosinski shares voting power over the 22,726 remaining shares. These remaining shares include 13,661 shares allocated to Mr. Komosinski's ESOP account and 2,528 shares allocated to Steven Komosinski's ESOP account over which Mr. Komosinski has no dispositive powers. These remaining shares also include 6,217 shares held in the name of Arline Komosinski, 25 shares held in the name of Lori Komosinski, 25 shares held in the name of Steven Komosinski and 270 shares held in Steven Komosinski's 401(k) plan account over which Mr. Komosinski shares dispositive powers.

                                     4 of 6

            Arline Komosinski's address is c/o Yonkers Financial Corporation, 6 Executive Plaza, Yonkers, New York 10701. During the last five years, Mrs. Komosinski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws.

            Arline Komosinski is a citizen of the United States of America.

            Lori Komosinski's address is c/o Yonkers Financial Corporation, 6 Executive Plaza, Yonkers, New York 10701. During the last five years, Lori Komosinski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws.

            Lori Komosinski is a citizen of the United States of America.

            Steven Komosinski's address is c/o Yonkers Financial Corporation, 6 Executive Plaza, Yonkers, New York 10701. During the last five years, Steven Komosinski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws.

            Steven Komosinski is a citizen of the United States of America.

            During the 60-day period prior to the date of this filing, Mr. and Mrs. Komosinski, Lori Komosinski and Steven Komosinski did not effect any transactions in the Common Stock, other than routine transactions in the 401(k) plan accounts of Mr. Komosinski and Steven Komosinski.

            No person other than Mr. Komosinski is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Komosinski, except the 6,217 shares held in the name of Arline Komosinski, the 25 shares held in the name of Lori Komosinski, the 25 shares held in the name of Steven Komosinski, the 270 shares held in Steven Komosinski's 401(k) plan account, the 2,528 shares held in Steven Komosinski's ESOP account and the 13,661 shares held in Mr. Komosinski's ESOP account.

Item 6.     Contracts,   Arrangements,  Understandings  or   Relationships  with
            Respect to the Securities of the Issuer

            Other than stock options granted to Mr. Komosinski under the Company's 1996 Stock Option and Incentive Plan and the shares of restricted stock awarded to Mr. Komosinski under the MRP, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Komosinski and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Komosinski are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.     Material to be Filed as Exhibits

            None.






                                     5 of 6

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 25, 2001                 /s/ Richard F. Komosinski
                                        ----------------------------------------
                                        Richard F. Komosinski





















































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